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                             March 1, 2023

       J. Kevin Willis
       Chief Financial Officer
       Ashland Inc.
       8145 Blazer Drive
       Wilmington, Delaware 19808

                                                        Re: Ashland Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2022
                                                            Filed November 21,
2022
                                                            File No. 333-211719

       Dear J. Kevin Willis:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2022

       Liquidity
       Free cash flow and other liquidity resources, page M-27

   1. Please present the most directly comparable GAAP measure to the non-GAAP measure
                                                        "ongoing free cash flow
conversion". Refer to footnote 27 of the SEC Final Rule Release
                                                        Number 33-8176.
Additionally, disclose why management believes the presentation of this measure provides
useful information to investors, and to the extent material, disclose the additional
purposes, if any, for which management uses the measure. Refer to Item
                                                        10(e)(1)(i) of
Regulation S-K.
 J. Kevin Willis
FirstName  LastNameJ. Kevin Willis
Ashland Inc.
Comapany
March      NameAshland Inc.
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
Critical Accounting Policies
Asbestos litigation, page M-36

2. We note that asbestos-related liabilities are now based on a 40-year model instead of a 50-
         year model. Please disclose this change, the reason for the change, and if material, any change in estimates that resulted from the change. Refer to Item 303(b)(3) of Regulation
         S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services